ISSUER FREE WRITING PROSPECTUS SUPPLEMENTING PRELIMINARY PROSPECTUS SUPPLEMENT DATED JULY 30, 2013 AND PROSPECTUS DATED JANUARY 24, 2011 Filed pursuant to Rule 433 Registration Number: 333-171826

Pricing Term Sheet dated July 30, 2013

Dana Holding Corporation

$450.0 million aggregate principal amount of 5.375% Senior Notes due 2021

and

$300.0 million aggregate principal amount of 6.000% Senior Notes due 2023

This free writing prospectus relates to the offering by Dana Holding Corporation of $450.0 million aggregate principal amount of 5.375% Notes due 2021 (the “2021 Notes”) and $300.0 million aggregate principal amount of 6.000% Notes due 2023 (the “2023 Notes”) and should be read together with the preliminary prospectus supplement, dated July 30, 2013, filed pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, including the documents incorporated therein by reference, and the related base prospectus, dated January 24, 2011, forming a part of Registration Statement No. 333-171826.

	2021 Notes		2023 Notes
Issuer:	Dana Holding Corporation		Dana Holding Corporation

Security:	5.375% Senior Notes due 2021		6.000% Senior Notes due 2023

Aggregate Principal Amount:	$450,000,000		$300,000,000

Maturity:	September 15, 2021		September 15, 2023

Coupon:	5.375%		6.000%

Price:	100.000%		100.000%

Yield to Maturity:	5.375%		6.000%

Spread to Benchmark Treasury:	311 basis points		340 basis points

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2014		March 15 and September 15, commencing March 15, 2014

Optional Redemption:	At any time on or after September 15, 2016, we may redeem some or all of the 2021 Notes at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date) if redeemed during the 12-month period commencing on September 15 of the years set forth below:		At any time on or after September 15, 2018, we may redeem some or all of the 2023 Notes at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date) if redeemed during the 12-month period commencing on September 15 of the years set forth below:

	Year	Redemption Price	Year	Redemption Price
	2016	104.031%	2018	103.000%
	2017	102.688%	2019	102.000%
	2018	101.344%	2020	101.000%
	2019 and thereafter	100.000%	2021 and thereafter	100.000%

Prior to September 15, 2016, we may also redeem some or all of the 2021 Notes at a redemption price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium.

Prior to September 15, 2018, we may also redeem some or all of the 2023 Notes at a redemption price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium.

	At any time prior to September 15, 2016, we may redeem up to 35% of the aggregate principal amount of the 2021 notes in an amount not to exceed the amount of proceeds of one or more equity offerings, at a price equal to 105.375% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, provided that at least 50% of the original aggregate principal amount of the 2021 Notes issued remains outstanding after the redemption.	At any time prior to September 15, 2016, we may redeem up to 35% of the aggregate principal amount of the 2023 Notes in an amount not to exceed the amount of proceeds of one or more equity offerings, at a price equal to 106.000% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, provided that at least 50% of the original aggregate principal amount of the 2023 Notes issued remains outstanding after the redemption.

Settlement Date:	T+3; August 2, 2013	T+3; August 2, 2013

CUSIP/ISIN:	235825 AC0 / US235825AC01	235825 AD8 / US235825AD83

Underwriting Discount:	1.50%	1.50%

Proceeds to Company (before expenses):	$443,250,000	$295,500,000

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated
	Barclays Capital Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC UBS Securities LLC Wells Fargo Securities, LLC	Barclays Capital Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC UBS Securities LLC Wells Fargo Securities, LLC

If any information contained in this Pricing Term Sheet is inconsistent with information contained in the preliminary prospectus supplement and the accompanying prospectus, the terms of this Pricing Term Sheet shall govern.

The issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) relating to this offering. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, by calling

1-800-831-9146, BofA Merrill Lynch, 222 Broadway, 11th Floor, New York, NY 10038, Attention: Prospectus Department, by emailing dg.prospectus_requests@baml.com, Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, by calling 1-888-603-5847 or by emailing barclaysprospectus@broadridge.com, Deutsche Bank Securities Inc., c/o ADP Prospectus Services, 1155 Long Island Ave., Edgewood, NY 11747, by calling 1-800-503-4611 or by emailing prospectus.cpdg@db.com, J.P. Morgan Securities LLC, 383 Madison Avenue, 3rd Floor, New York, NY

10179, Attention: Syndicate Desk, by calling 1-800-245-8812, UBS Securities LLC, Prospectus Department, 299 Park Avenue, New York, New York 10171, by calling 1-888-827-6444, ext. 561-3884 or Wells Fargo Securities, LLC, 550 South Tryon Street, 7th Floor, MAC D1086-070, Charlotte, NC 28202, by calling 1-800-326-5897 or by emailing cmclientsupport@wellsfargo.com.

This information does not purport to be a complete description of these securities or the offering. Please refer to the preliminary prospectus supplement and the accompanying prospectus for a complete description.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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